[Bio-Path Holdings, Inc. Letterhead]

October 5, 2010

VIA FACSIMILE, FEDEX AND EDGAR

Ms. Jennifer Thompson
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

Re:	Bio-Path Holdings, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-53404

Dear Ms. Thompson:

In response to your letter dated September 23, 2010, we have prepared the following response to your comments based on your consideration of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (“2009 Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2010, File No. 000-53404.

For your convenience, we have reprinted staff’s comments in bold below prior to the corresponding responses of the Company.

Comments and Responses:

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 41

1.           We note to your disclosure that your management, including your principal executive officer, principal operations officer and principal financial officer, reviewed and evaluated the effectiveness of your disclosure controls and procedures as of date within ninety (90) days of the filing date of your Form 10-K.  Please note that you are required to perform this evaluation as of the end of the period covered by this report and amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding such effectiveness as of the end of the period covered by this report. Refer to Item 307 of Regulation S-K.

Ms. Jennifer Thompson
October 5, 2010

We have considered the staff's comment and have amended our 2009 Form 10-K to provide that the Company’s management reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the 2009 Form 10-K and to disclose the conclusions thereof by the Company’s management.

Form 10-Q for the Period Ended June 30, 2010

Part I.  Item 4T. Controls and Procedures, page 17

2.           We note that your executive officers have concluded that your disclosure controls and procedures are effective and designed to ensure that the information relating to your company required to be disclosed in your reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the requisite time periods.  It is unclear from this disclosure whether you determined that your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) were effective, as your conclusion only addresses a partial definition of disclosure controls and procedures.  Please revise future filings to either provide the entire definition of disclosure controls and procedures in your conclusion, similar to the disclosure in your Form 10-K, or to conclude that your disclosure controls and procedures are effective or ineffective without providing any part of the definition of disclosure controls and procedures.

We have considered the staff's comment and will revise our future filings to either provide the entire definition of disclosure controls and procedures in our conclusion, similar to the disclosure in the 2009 Form 10-K, or to conclude that our disclosure controls and procedures are effective or ineffective without providing any part of the definition of disclosure controls and procedures.

* * * * * * * *

As requested in your letter dated September 23, 2010, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Jennifer Thompson
October 5, 2010

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact the undersigned by phone at (832) 971-6616.  We will be pleased to provide any additional information that may be necessary.

Sincerely yours,

BIO-PATH HOLDINGS INC.

/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer